Fuxing China Group Limited

September 9, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	SiSi Cheng
Kevin Woody
Eranga Dias
Asia Timmons-Pierce

Re:	Fuxing China Group Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed August 21, 2024
File No. 333-278459

Ladies and Gentlemen:

This letter is in response to the letter dated September 3, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Fuxing China Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment No. 3 to our Registration Statement on Form F-1 (“Amendment No. 3”) is being filed to accompany this letter.

Amendment No. 2 to Registration Statement on Form F-1 filed August 21, 2024

Risk Factors, page 43

1. Please revise your risk factors on page 43 to highlight the potential for increased costs to bring a claim arising under the deposit agreement and disclose whether the jury trial waiver and arbitration provisions apply to purchasers in secondary transactions.

Response: In response to the Staff’s comments, we have revised our disclosure on page 43 of the Amendment No.3 accordingly.

Capitalization, page 56

2. Please revise the liability section of your capitalization table to only include your short and long-term debt. In addition, include a double line underneath the cash and cash equivalents line item in the table to distinguish it from the capitalization line items.

Response: In response to the Staff’s comments, we have revised our disclosure on page 57 of Amendment No.3 accordingly.

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Dilution, page 57

3. Please revise your disclosure to illustrate the dilution on a per share basis. If you choose to also present dilution per ADS, such disclosure should be a supplement to the disclosure required by Item 9.E. of Form 20-F. In this regard, please also disclose the estimated initial public offering price per ordinary share based on the $5 midpoint price per ADS with each ADS representing 20 ordinary shares.

Response: In response to the Staff's comments, we have revised our disclosure on page 57 and page 58 of Amendment No.3 accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shaolin Hong
Name:	Shaolin Hong
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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